UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  __________

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)
   |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

        For the fiscal year ended December 31, 2002

                                    OR

   |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

        For the transition period from ____________ to ___________

                         Commission File Number 1-8501

             HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
                101 North Wacker Drive, Chicago, Illinois 60606


                             HARTMARX CORPORATION
                101 North Wacker Drive, Chicago, Illinois 60606

             HARTMARX SAVINGS INVESTMENT and STOCK OWNERSHIP PLAN

                      INDEX TO ANNUAL REPORT ON FORM 11-K



                                                                         Page
                                                                         ----


Financial Statements and Supplementary Schedule............................1

Exhibit 23 - Consent of Independent Accountants...........................18

Exhibit 99.1 - Certification of Plan Administration Committee Member......19

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


To the Participants of the Hartmarx Savings Investment and Stock Ownership Plan and the Plan Administration Committee of Hartmarx Corporation

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hartmarx Savings Investment and Stock Ownership Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. This supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP


Chicago, Illinois
June 23, 2003

           THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
           --------------------------------------------------------
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                ----------------------------------------------
                          DECEMBER 31, 2002 and 2001
                          --------------------------



                                                      2002            2001
                                                   -----------     -----------

ASSETS:
   Investments (Note 5):
     Vanguard mutual funds ...................     $36,075,331     $47,401,084
     Hartmarx Corporation common stock .......       7,286,506       4,156,376
     Vanguard Retirement Savings Trust .......       4,233,084       3,834,923
     Loans to participants ...................       1,091,445       1,260,609
                                                   -----------     -----------

       Total Investments .....................      48,686,366      56,652,992

   Due from Hartmarx Corporation:
     Participant contributions ...............         287,902         288,722
     Employer contributions ..................         234,474         232,089
     Participant loan repayments .............          38,610          52,346
   Accrued investment income .................              41              67
                                                   -----------     -----------
       Total Assets ..........................      49,247,393      57,226,216
                                                   -----------     -----------

LIABILITIES:
   Accrued administrative expenses ...........            --            32,872
   Accrued interest payable ..................          14,155          28,259
   Note payable to Hartmarx Corporation
     (Notes 1 and 6) .........................       1,943,004       3,710,581
                                                   -----------     -----------

       Total Liabilities .....................       1,957,159       3,771,712
                                                   -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS ............     $47,290,234     $53,454,504
                                                   ===========     ===========






                See accompanying notes to financial statements.

           THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
           --------------------------------------------------------
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------
                     FOR THE YEAR ENDED DECEMBER 31, 2002
                     ------------------------------------


Investment income (loss) from:
  Mutual Funds -
    Net decrease in fair value .............................     $(5,914,873)
                                                                 -----------

  Hartmarx Corporation common stock -
    Net increase in fair value .............................       2,451,382
                                                                 -----------

 Other investment income -
    Earnings from Vanguard Retirement Savings Trust ........         197,465
    Interest income from participant loans .................          89,047
                                                                 -----------
        Total other investment income ......................         286,512
                                                                 -----------

Total investment loss ......................................      (3,176,979)

Participants' contributions ................................       3,690,064
Employer contributions .....................................       2,814,911
Interest expense ...........................................        (248,759)
Administrative expenses, net credit (Note 1) ...............          16,074
Distributions to participants ..............................      (9,259,581)
                                                                 -----------

Net decrease in net assets available for benefits ..........      (6,164,270)

Net assets available for benefits:

  Beginning of year ........................................      53,454,504
                                                                 -----------
  End of year ..............................................     $47,290,234
                                                                 ===========









                See accompanying notes to financial statements.

           THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN
           --------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - Plan Description:
-------------------------

The Hartmarx Savings Investment and Stock Ownership Plan (the "Plan" known formerly as the Hartmarx Savings-Investment and Employee Stock Ownership Plan) is a defined contribution pension plan available to employees of Hartmarx Corporation ("Hartmarx") and certain subsidiary and affiliated companies (collectively with Hartmarx, the "Employers") meeting specified requirements as to length of service and age and who are not included in a collective bargaining unit having a labor agreement providing retirement benefits. Eligible employees hired prior to April 1, 2003 who elect to participate in the Plan automatically participate in the Hartmarx Retirement Income Plan, a noncontributory defined benefit pension plan. Eligible employees hired on or after April 1, 2003 who elect to participate in the Plan will no longer be eligible to participate in the Hartmarx Retirement Income Plan.

Prior to December 31, 2000, the Plan was known as the Hartmarx Savings-Investment Plan ("SIP"). Effective December 31, 2000, the Plan was amended and restated to constitute the merger, consolidation and continuation of SIP and the Hartmarx Employee Stock Ownership Plan ("ESOP") with and into the Plan. The ESOP was a trusteed employee stock ownership plan resulting from the amendment and restatement of the Hartmarx Tax Credit Employee Stock Ownership Plan ("PAYSOP"), a noncontributory defined contribution stock bonus plan.

On December 1, 1988, the ESOP borrowed $15,000,000 from a bank on a note loan (the "Note") and purchased 620,155 shares of Hartmarx common stock from Hartmarx at the then market value of $24.19 per share. The loan is to be repaid from Employer contributions to the Plan. In 1992 and 1994, Hartmarx acquired all interests in the note from the bank.

Participant Contributions:
-------------------------

Participants may contribute to the Plan from 1% to 16% (in whole percentages) of their annual earnings through regular payroll deductions. The first 6% of earnings contributed are considered "matched" contributions and determine the Employer contributions as described below. Contributions in excess of 6% of earnings are considered "voluntary" contributions and are not matched with Employer contributions. At the election of the participant, participant contributions in excess of 1% of earnings may be made on a pre-tax basis under
Section 401(k) of the Internal Revenue Code ("Code") (up to a statutory limit of $11,000 for 2002 and $12,000 for 2003), or on an after-tax basis; the first 1% of participant earnings contributed are on an after-tax basis. Under
Section 414(v) of the Code, an eligible participant, who attains age 50 before the end of the Plan year and whose pre-tax contribution for the year is expected to be either 15% of his annual earnings or the annual statutory dollar limit, may make additional voluntary pre-tax contributions called "catch-up" contributions which are not matched by

Employer contributions. The statutory limit on catch-up contributions was $1,000 in 2002. Under certain circumstances provided for by Internal Revenue Service regulations, participant contributions on both pre-tax and after-tax bases may be further limited. Refunds of participant contributions determined to be in excess of these regulatory limits would be included in distributions to participants in the accompanying financial statements. Participants may change or cease contributions without withdrawing from the Plan as participants.

Employer Contributions:
----------------------

Employer contributions required by the Plan are based on the amount required to repay principal and interest on the loan less any dividends on unallocated stock held in the suspense account plus an additional contribution based on a formula specified in the Plan, which includes any incremental Employer contributions required to match certain participant contributions to the Plan. Employer contributions to the Plan, which may be in the form of cash or shares of Hartmarx common stock, were made in cash during the plan year ended December 31, 2002. The Plan requires that Employer contributions made in cash be used to buy Hartmarx common stock as described in Notes 1 and 3.

Effective July 1, 2001, Employer matching contributions were 35% of all matched participant contributions. Effective July 1, 2002, Employer matching contributions were increased to 40% of all matched participant contributions. The Employer matching contribution rate is scheduled to increase to 45% effective July 1, 2003. Employer matching contributions in 2002 aggregated $853,392. Employer contributions are subject to maximum limits set by the Code and incorporated in the Plan. Employer payments to the Plan in 2002 also include additional amounts required for principal and interest owed by the Plan on the note payable. Employer payments to the Plan for 2002 aggregated $2,814,911.

Suspense Account:
----------------

The Hartmarx common stock acquired with the loan proceeds is maintained in a suspense account in the Plan's trust (unallocated Hartmarx ESOP Stock Fund). As principal and interest payments on the loan are made from Employer contributions, a corresponding portion of the unallocated shares is released from the suspense account for allocation to the participants' accounts in the Hartmarx ESOP Stock Fund on the basis of Fund units. Shares released are based on the relative amount of loan payments (principal and interest) to all future loan payments.

Vesting:
-------

Participants are fully vested in their contributions to the Plan and related earnings at all times. From July 1, 1988 to December 31, 2001, participants became 33-1/3% vested in Employer contributions and related earnings after three complete years of service, 66-2/3% vested after four complete years of service and 100% vested after five years of service. Due to new legal requirements, vesting rates were amended effective January 1, 2002, so that participants become 20% vested after two years of service, 40% vested after three years of service, 70% vested after four years of service and 100% vested after five years of service. Active participants also become fully vested in Employer contributions and related earnings at the earlier of (1) death; (2) reaching age 65; or, (3) upon the occurrence of certain specified events deemed to be a change in control of Hartmarx.

For participants who terminate employment with an Employer, nonvested Employer contributions and related earnings are withheld and, if the participant incurs five consecutive one year breaks in service, forfeited. Forfeitures can be applied to reduce Employer contributions or they can be applied to pay administrative costs of the Plan. At December 31, 2002, the Plan's financial statements include the balances of nonvested Employer contributions and related earnings of terminated participants who had not incurred five consecutive one year breaks in service and amounts forfeited aggregating the equivalent of 24,273 shares of Hartmarx common stock with a market value of $59,227 and 7,041 units of the VMMR Prime Portfolio with a market value of $7,041.

Participant Loans:
-----------------

Participants may borrow that portion of their account attributable to participant contributions and related earnings within percentage and dollar limits and at rates and terms permitted by the Code and specified in the Plan. Loans are repayable over periods of one to five years (usually through payroll deduction), with the exception that a loan to purchase a primary residence may be repaid over a term as long as 15 years. Interest is charged at a rate which exceeds the prime rate at the inception of the loan which, at December 31, 2002, is 1% over the prime rate. Principal and interest payments are credited directly to the borrowing participant's accounts according to the funds selected for current contributions.

A participant receiving a loan is charged a loan origination fee and an annual administration fee which is deducted from the participant's account in each year the loan is outstanding. In 2002, loan origination and annual administration fees were $40 and $20, respectively.

Administrative Expenses:
-----------------------

Administrative expenses of the Plan are comprised of trustee, record keeping, auditing, legal, proxy and participant loan fees. The Plan provides that administrative expenses may be paid from forfeitures of nonvested employer contributions and related earnings. Administrative expenses not paid by the Plan are payable by Hartmarx. The $16,074 net credit to the Plan for 2002 administrative fees includes $3,270 charged to participant accounts for loan fees, and the reversal of over accrued record keeping fees from 2001 of $19,344. For 2002, Hartmarx paid $146,150 of direct Plan administrative fees.

Investment Options:
------------------

Participant contributions are invested at the participant's direction in the investment programs described in Note 3. Employer contributions for participants under age 55 are invested solely in the Hartmarx ESOP Stock Fund. ESOP participants age 55 and older are able to transfer all or part of their Hartmarx ESOP Stock Fund balance into Vanguard mutual funds and the Vanguard Retirement Savings Trust described further in Note 3.

Voting of Shares:
----------------

Hartmarx stock allocated to participants' accounts in Hartmarx Stock Funds is voted by the Trustee as directed by the participants. Unallocated ESOP shares, shares not voted by participants and shares which have not yet been credited to participants' Hartmarx Stock Fund accounts are voted by the Trustee in the same proportion as allocated shares voted by participants.

Distributions and Withdrawals:
-----------------------------

Vested account balances are generally distributed upon the participant's retirement, termination of employment, disability or death. Participants may also receive vested account balances while remaining employed by an Employer upon withdrawal from the Plan, but withdrawals for participants under age 59-1/2 are generally limited to vested Employer contributions and after-tax participant contributions, except that pre-tax participant contributions may also be distributed in certain circumstances. Distributions and withdrawals are normally made in cash, except that a participant may elect to receive distributions and certain withdrawals from the Hartmarx Stock Funds in the form of full shares of Hartmarx common stock with cash in lieu of fractional shares.

Administrator and Fiduciaries:
-----------------------------

The Plan Administrator is the Plan Administration Committee of Hartmarx. BNY Midwest Trust Company, a subsidiary of The Bank of New York, is a Trustee of the Plan and the custodian of the unallocated Hartmarx ESOP Stock Fund. Vanguard Fiduciary Trust Company, a trust company and wholly owned subsidiary of The Vanguard Group, Inc., is also a Trustee of the Plan and the custodian of the allocated Hartmarx ESOP Stock Fund and all other Plan funds.

Plan Termination:
----------------

Hartmarx reserves the right to terminate the Plan on any date specified provided that 30 days advance written notice of the termination is given to the Trustees and to the Employers. There are no priorities for distribution of assets upon termination of the Plan. If the Plan were terminated, participants would become fully vested in their account balances, including participant and Employer contributions and related earnings, and former participants who had not incurred five consecutive one year breaks in service would become fully vested in the balances of nonvested Employer contributions and related earnings. The assets of the suspense account shall be used to pay any expenses chargeable to the Trust and any loan balance outstanding; any remaining assets shall be allocated and paid to the participants in accordance with Section 403(d)(1) of ERISA.

NOTE 2 - Significant Accounting Policies:
----------------------------------------

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles and, accordingly, include certain amounts based on informed estimates and judgments of the Plan Administrator with consideration given to materiality. Actual results could differ from those estimates.

Investments in publicly-traded securities and mutual funds are carried at published market values and net asset values, respectively. Investments in the Vanguard Retirement Savings Trust, a collective investment trust, are carried at fair value which approximates the contract values of the Trust's investment contracts. Loans to participants represent the unpaid principal balance.

Income from investments is recorded as earned. Included in the Statement of Changes in Net Assets Available for Benefits is the net increase (decrease) in fair values of mutual funds and Hartmarx Corporation common stock which includes realized investment gains (losses) and unrealized appreciation (depreciation) on those investments.

Distributions include unpaid loan balances of withdrawing participants, proceeds from the liquidation of participant investments and the market value of Hartmarx common stock distributed.


NOTE 3 - Investment Programs:
----------------------------

The following investment options are available:

  Vanguard mutual funds (registered investment companies):

      Fixed Income Securities Fund (VFISF) GNMA Portfolio, an income fund which invests in Government National Mortgage Association certificates.

      Money Market Reserves (VMMR) Prime Portfolio, a money market mutual fund investing in short-term, high-quality money market instruments issued by financial institutions, non-financial corporations, the U.S. government and federal agencies.

      Index Trust - 500 (Index 500) Portfolio, a growth and income fund which invests in all of the stocks included in the Standard & Poor's 500 index.

      STAR Fund - STAR Portfolio, a balanced fund which invests 60%-70% of its assets in eight Vanguard equity funds, with the remaining assets invested in three Vanguard fixed-income portfolios.

      PRIMECAP Fund, a growth fund which invests primarily in common stocks with high growth potential.

      International Growth Portfolio, a growth fund which invests primarily in stocks of companies based outside of the United States.

      Small-Cap Index Fund, a growth and income fund which invests in a large sample of stocks in small capitalization companies.

      Vanguard Retirement Savings Trust, a collective investment trust which invests solely in the Vanguard Retirement Savings Master Trust (VRST Master Trust). VRST Master Trust, a master collective investment trust, invests in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

      Hartmarx Stock Funds, which invest primarily in Hartmarx common stock.
        Participant contributions and earnings, if any, are credited to participant accounts based on shares of Hartmarx common stock at 90% of the average trading prices as reported in the New York Stock Exchange-Composite Transaction quotations on the date the shares are purchased or deemed to be purchased by the Plan; participant loan repayments and transfers to the Fund are credited to participant accounts at the closing market prices on the transaction date. Shares acquired with participant contributions are purchased from Hartmarx at 90% of the average trading prices credited to participant accounts for contributions. Shares acquired in 2002 with funds from loan repayments and transfers to the Hartmarx Stock Fund were purchased in the open market and from Hartmarx at market prices. Employer contributions to the Plan prior to 1989 are restricted to the Hartmarx Stock Fund.

The Vanguard mutual funds and Vanguard Retirement Savings Trust are managed by an affiliate of Vanguard Fiduciary Trust Company.

Effective January 1, 2003, the Plan made available three additional investment options operated by Vanguard representing a value equity fund, a stock index fund consisting of "Mid Cap" companies and a bond index fund which replicates the Lehman Brothers Aggregate Bond Index.

Participant's may select more than one investment option and may change investment options as often as once a month and may transfer previously contributed balances on a daily basis. Participants are assigned units in each investment program fund in which they invest.

Investment in each fund option is at the participants' direction, except that Employer contributions prior to 1989 and related earnings aggregating $141,103 and $110,467 at December 31, 2002 and 2001, respectively, are restricted to the Hartmarx SIP Stock Fund and employer matching contributions after 1988 and related earnings for participants under age 55 are invested solely in the allocated Hartmarx ESOP Stock Fund and aggregated $2,186,388 and $1,194,499 at December 31, 2002 and 2001, respectively.

With the exception of the Vanguard Retirement Savings Trust and the Loan Fund, the market value of the investments of each Fund (Hartmarx stock or mutual funds) are published for each business day, and changes in the market value produce similar changes in the unit values of each Fund.

A summary of units and unit values for the allocated Hartmarx Stock Funds and the Vanguard Retirement Savings Trust is as follows:


                                                                December 31, 2002                   December 31, 2001
                                                           ---------------------------        --------------------------
                                                              Units        Unit Value           Units        Unit Value
                                                           ----------     ------------        ----------    ------------

Hartmarx Stock Funds:
  SIP Fund .........................................       1,287,450          $   3.23        1,112,631        $   2.20
  Allocated ESOP Fund ..............................         898,738          $   3.41          691,027        $   2.31
Vanguard Retirement Savings
  Trust ............................................       4,233,084          $   1.00        3,834,923        $   1.00


NOTE 4 - Taxes:
--------------

The Plan is intended to be a qualified employee benefit plan under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code, exempt from federal income tax, with participants not being subject to tax on Employer contributions or earnings of the Trust prior to receiving benefits under the Plan. On November 8, 2002, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan as amended and restated effective December 31, 2000. The Plan has been subsequently amended since the effective date of the determination letter primarily to incorporate new legislatively mandated requirements. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, the Plan Administrator believes a provision for federal income taxes in the accompanying financial statements is not required.


NOTE 5 - Investment Information:
-------------------------------

The following summarizes the Plan's investments at December 31, 2002 and 2001:

                                                              2002
                                                 -----------------------------
                                                  Stock shares,
                                                   Fund and            Fair
                                                  Trust units          value
                                                  -------------        -----

At quoted market value or net asset value:

Vanguard Mutual Funds:
VFISF-GNMA Portfolio .......................          715,885      $ 7,695,765
VMMR Prime Portfolio .......................        3,962,431        3,962,431
Index 500 Portfolio ........................          105,319        8,546,629
STAR Fund Portfolio ........................          430,272        6,174,399
PRIMECAP Fund ..............................          198,164        7,661,038
International Growth Portfolio .............           99,248        1,206,859
Small-Cap Index Fund .......................           52,887          828,210
                                                                    ----------
    Total Vanguard Mutual Funds ............                        36,075,331
                                                                    ----------

Hartmarx Corporation Common Stock:
  SIP Fund .......................................  1,695,505     4,137,032
  Allocated ESOP Fund ............................  1,250,816     3,051,990
  Unallocated ESOP Fund ..........................     39,952        97,484
                                                    ---------   -----------
      Total Hartmarx Corporation Common Stock ....  2,986,273     7,286,506
                                                    ---------   -----------
                                                                 43,361,837
                                                                -----------

At estimated fair value:

Vanguard Retirement Savings Trust ................  4,233,084     4,233,084
Loans to participants ............................                1,091,445
                                                                -----------
                                                                  5,324,529
                                                                -----------

      Total investments ..........................              $48,686,366
                                                                ===========


                                                                2001
                                                      ------------------------
                                                      Stock shares,
                                                       Fund and       Fair
                                                      Trust units     value
                                                      -----------     -----

At quoted market value or net asset value:

Vanguard Mutual Funds:
  VFISF-GNMA Portfolio ...........................       684,506   $ 7,105,171
  VMMR Prime Portfolio ...........................     5,224,455     5,224,455
  Index 500 Portfolio ............................       115,493    12,229,574
  STAR Fund Portfolio ............................       459,037     7,546,572
  PRIMECAP Fund ..................................       244,230    12,582,739
  International Growth Portfolio .................       102,568     1,539,542
  Small-Cap Index Fund ...........................        59,184     1,173,031
                                                                   -----------
      Total Vanguard Mutual Funds ................                  47,401,084
                                                                   -----------

Hartmarx Corporation Common Stock:
  SIP Fund .......................................     1,471,123     2,427,353
  Allocated ESOP Fund ............................       964,356     1,591,188
  Unallocated ESOP Fund ..........................        83,537       137,835
                                                       ---------   -----------
      Total Hartmarx Corporation Common Stock ....     2,519,016     4,156,376
                                                       ---------   -----------
                                                                    51,557,460
                                                                   -----------
At estimated fair value:

Vanguard Retirement Savings Trust ................     3,834,923     3,834,923
Loans to participants ............................                   1,260,609
                                                                   -----------
                                                                     5,095,532
                                                                   -----------

      Total investments ..........................                 $56,652,992
                                                                   ===========

The Vanguard Retirement Savings Trust's average yield during 2002 and 2001 was 5.19% and 5.98%, respectively, and the yield as of December 31, 2002 and 2001 was 4.72% and 6.00%, respectively. The yield of the Vanguard Retirement Savings Trust is subject to adjustment daily based on interest credited and earnings on the Trust's investment contracts.

Note 6 - Note Payable:
---------------------

The Note, originally issued in December 1988 to a bank, is guaranteed by Hartmarx and is to be repaid from Employer contributions to the Plan. In 1992 and 1994, Hartmarx acquired all interests in the note from the bank. The interest rate is 9.5% and the note is due November 30, 2003, with principal and interest payable monthly. Under certain conditions, the note may be prepaid by the Plan.

Note 7 - Risks and Uncertainties:
--------------------------------

The Plan provides for various investment options in shares of Hartmarx common stock and units of investment entities which invest in combinations of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 8 - Related Party Transactions:
-----------------------------------

Related party transactions consisted of loans made to participants and investments in Hartmarx Stock Funds. Certain Plan investments are shares of mutual funds or units of a collective investment trust managed by an affiliate of Vanguard Fiduciary Trust Company, a Trustee of the Plan and, accordingly, these transactions are party-in-interest transactions. Fees paid by the Plan to Vanguard Fiduciary Trust Company for participant loan administration services were $3,270 for the year ended December 31, 2002 and are not prohibited transactions as defined under the Employee Retirement Income Security Act of 1974.

NOTE 9 - Non-Participant Directed Fund Information:
--------------------------------------------------

Non-participant Directed funds include the unallocated ESOP Hartmarx Stock Fund, the allocated ESOP Hartmarx Stock Fund balances of participants under age 55, forfeited balances and allocated Hartmarx SIP Stock Fund participant balances from Employer contributions before 1989. The financial position of the Non-participant Directed funds as of December 31, 2002 and 2001, is summarized as follows:


                                                 2002                                                    2001
                              -------------------------------------------        ----------------------------------------------
                                              Hartmarx Stock Funds                                 Hartmarx Stock Funds
                              Trust     ---------------------------------         Trust   -------------------------------------
                               and                    ESOP                         and                     ESOP
                              Mutual    ---------------------------------         Mutual   ------------------------------------
                              Funds     Allocated     Unallocated     SIP         Funds       Allocated     Unallocated    SIP
                              -----     ---------     -----------     ---         ------      ---------     -----------   -----

ASSETS:
  Investments:
    VMMR Prime Portfolio..   $  7,041   $     8,750   $      --     $    --      $   6,270   $     3,595   $      --     $    --
    Hartmarx Corporation
      common stock .......       --       2,105,540        97,484     141,103         --       1,126,302       137,835     110,467
                             --------   -----------   -----------   ---------    ---------   -----------   -----------   ---------
       Total Investments..      7,041     2,114,290        97,484     141,103        6,270     1,129,897       137,835     110,467
  Contributions due from
    Hartmarx Corporation..       --          72,098       162,376        --           --          66,966       165,123        --
                             --------   -----------   -----------   ---------    ---------   -----------   -----------   ---------
       Total Assets ......      7,041     2,186,388       259,860     141,103        6,270     1,196,863       302,958     110,467
                             --------   -----------   -----------   ---------    ---------   -----------   -----------   ---------

LIABILITIES:
  Accrued administrative
    expense ..............       --            --            --          --           --           2,364          --          --
  Accrued interest payable       --            --          14,155        --           --            --          28,259        --
  Note payable ...........       --            --       1,943,004        --           --            --       3,710,581        --
                             --------   -----------   -----------   ---------    ---------   -----------   -----------   ---------

       Total Liabilities..       --            --       1,957,159        --           --           2,364     3,738,840        --
                             --------   -----------   -----------   ---------    ---------   -----------   -----------   ---------
NET ASSETS (ACCUMULATED
  DEFICIT) ...............   $  7,041   $ 2,186,388   $(1,697,299)  $ 141,103    $   6,270   $ 1,194,499   $(3,435,882)  $ 110,467
                             ========   ===========   ===========   =========    =========   ===========   ===========   =========



The excess of the unallocated ESOP Hartmarx Stock Fund liabilities over assets are to be reduced in the future by the effect of Employer contributions required to pay principal and interest due on the note payable, as described in Notes 1 and 6.

--------------------------------------------------------------

Income (loss) and changes in the equity of the non-participant directed funds comprising the Plan for the year ended December 31, 2002, is summarized as follows:

                                                                                           Hartmarx Stock Funds
                                                                  Trust        -----------------------------------------------
                                                                   and                     ESOP
                                                                  Mutual       -----------------------------
                                                                  Funds          Allocated       Unallocated          SIP
                                                                  -----        -----------       -----------      ------------
INVESTMENT INCOME:
  Earnings from money market mutual funds ...................   $     108      $       247       $      --         $      --
  Net gain on distributions of stock to participants ........        --              4,977              --                 797
  Net gain on sales of investments ..........................        --             23,960              --               4,766
  Unrealized appreciation of investments ....................        --            649,658            25,823            42,491
                                                                 --------      -----------       -----------       -----------
   Total investment income ..................................         108          678,842            25,823            48,054

Employer contributions ......................................        --            853,392         1,961,519              --
Transfers-participant directed investments ..................        --           (368,131)             --                --
Transfers-among investment funds, net .......................         663             --                --                --
Transfers-payment for shares released .......................        --            (84,597)           84,597              --
Transfers-release of shares by debt service .................        --             84,597           (84,597)             --
Interest expense ............................................        --               --            (248,759)             --
Distributions to participants ...............................        --           (172,214)             --             (17,418)
                                                                 --------      -----------       -----------       -----------

Net increase in fund equity .................................         771          991,889         1,738,583            30,636
Fund equity (deficit):  Beginning of year ...................       6,270        1,194,499        (3,435,882)          110,467
                                                                ---------      -----------       -----------       -----------
                        End of year .........................   $   7,041      $ 2,186,388       $(1,697,299)      $   141,103
                                                                =========      ===========       ===========       ===========


           THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2002

                            (Schedule H - Line 4i)



Identity of Party,
  Description of                    Maturity         Interest              Historical            Current
    Investment                        Date             Rate                   Cost                Value
------------------                  --------         --------              -----------           -------

Line 1c(8)
----------

* Loans to Participants             Various         5.25%-11.5%            $    -0-             $ 1,091,445
                                                                           ==========           ===========
Line 1c(9)
----------

* Vanguard Retirement Savings
  Trust (4,233,084 units)                                                  $ 4,233,084          $ 4,233,084
                                                                           ===========          ===========

Line 1c(13)
-----------

* VFISF - GNMA Portfolio
  (715,885 shares)                                                         $ 7,412,735          $ 7,695,765

* VMMR - Prime Portfolio
  (3,962,431 shares)                                                         3,962,431            3,962,431

* Index 500 Portfolio
  (105,319 shares)                                                           9,307,423            8,546,629

* STAR Fund Portfolio
  (430,272 shares)                                                           7,056,506            6,174,399

* PRIMECAP Fund
  (198,164 shares)                                                           9,320,247            7,661,038

* International Growth
  Portfolio
  (99,248 shares)                                                            1,695,686            1,206,859

* Small-Cap Index Fund
  (52,887 shares)                                                            1,073,853              828,210
                                                                           -----------          -----------

                                                                           $39,828,881          $36,075,331
                                                                           ===========          ===========

* Party-in-interest to the Plan.


           THE HARTMARX SAVINGS INVESTMENT AND STOCK OWNERSHIP PLAN

     SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2002

                            (Schedule H - Line 4i)


Identity of Party,
  Description of                    Maturity         Interest              Historical            Current
    Investment                        Date             Rate                   Cost                Value
------------------                  --------         --------              -----------           -------


Line 1d(1)
----------

* Hartmarx Corporation
   Common Stock
   (2,986,273 shares)                                                      $10,910,341           $7,286,506
                                                                           ===========           ==========






* Party-in-interest to the Plan.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Hartmarx Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            HARTMARX SAVINGS INVESTMENT
                                            ---------------------------
                                            AND STOCK OWNERSHIP PLAN
                                            ---------------------------
                                            (Name of Plan)

Date:  June 27, 2003                  By:   /s/  GLENN R. MORGAN
                                            -----------------------------------
                                            Glenn R. Morgan
                                            Executive Vice President, Chief
                                            Financial Officer and Treasurer
                                            of Hartmarx Corporation and Member
                                            of the Hartmarx Plan Administration
                                            Committee